GEO GENESIS GROUP, LTD.
10th Floor Building No. 7
Shinan Software Park
288 Ningxia Road
Quingdao 266071
People’s Republic of China

September 20, 2010

To: Securities and Exchange Commission
       Division of Corporation Finance
       Via EDGAR

RE:  Geo Genesis Group, Ltd., 20-F withdrawal request.
         Form 20-F Registration Statement
         File No. 000-53503

Dear Sir or Madam:

Geo Genesis Group, Ltd.  (the “Registrant”) respectfully requests immediate withdrawal of its Registration Statement on Form 20-F, which was originally filed with the Commission on November 19, 2008, together with all amendments and exhibits thereto (the “Registration Statement”).

The Registrant is requesting withdrawal of the Registration Statement because it has been unable to complete the offering of shares of Common Stock contemplated in the Registration Statement prior to its financial statements going stale, and the prospectus contained in the Registration Statement is out of date.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Additionally the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act to the extent the Registrant may rely upon such rule.

If you have any questions regarding this Request to Withdraw Registration Statement on Form 20-F, please contact the Registrant’s counsel, Befumo & Schaeffer, PLLC at  (202) 725-6733.

Sincerely,

/s/ Roger E. Bendelac
Roger E. Bendelac, Chief Executive Officer